SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
American Spectrum Realty, Inc.

(Name of Subject Company)
American Spectrum Realty, Inc.

(Name of Person Filing Statement)
Common Stock, par value $.01 per share

(Title of Class of Securities)
02970Q 20 3

(CUSIP Number of Class of Securities)
William J. Carden
Chief Executive Officer
5850 San Felipe, Suite 450
Houston, Texas 77057
(713) 706-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.
The name of the subject company is: American Spectrum Realty, Inc.
The address and telephone number of its principal executive offices are:
5850 San Felipe, Suite 450
Houston, Texas 77057
The exact title of the subject class of equity securities is: Common Stock, par value $.01 per share.
The number of shares outstanding of the above class is: 1,378,714
ITEM 2. Identity and Background of Filing Person.
The name of the filing person is: American Spectrum Realty, Inc. The filing person is the subject company.
The address and telephone number of its principal executive offices are:
5850 San Felipe, Suite 450
Houston, Texas 77057
(713) 706-6200
The tender offer to which this Schedule relates is an offer to purchase for cash up to 138,180 shares of the outstanding shares of Common Stock, par value $.01 per share, of American Spectrum Realty, Inc.
The name of the offeror(s) are: MPF Badger Acquisition Co., LLC, MPF-NY 2007, LLC, MP Value Fund 5, LLC, MPF DeWaay Premier Fund 3, LLC, MP Value Fund 5, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund, LLC, Sutter Opportunity Fund 4, LLC, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 6, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Income Fund 24, LLC, MPF Special Fund 8, LLC
The address of the offer(s) is: 1640 School Street, Moraga, California 94556
ITEM 3. Past Contracts, Transactions, Negotiations and Agreements.
The filing person is the subject company. The filing person and its affiliates have no material agreement, arrangement or understanding, nor do they have any actual or potential conflict of interest with the offeror(s), its executive officers, directors or affiliates.
ITEM 4. The Solicitation or Recommendation.
The filing person is recommending to its shareholders that they reject the tender offer. The filing person’s reasons for its recommendation are set forth on Exhibit 1 to this Schedule. To the extent known by the filing person, neither the filing person nor any executive officer, director, affiliates or subsidiary of the filing person currently intends to tender or sell the subject securities that are held of record or beneficially owned by that person. To its knowledge, the filing person believes that it and its executive officers, directors, affiliates and subsidiaries intend to hold all such securities held by them.

ITEM 5. Person/Assets, Retained, Employed, Compensated or Used.
Not applicable.
ITEM 6. Interest in Securities of the Subject Company.
Not applicable.
ITEM 7. Purposes of the Transaction and Plans or Proposals.
The subject company is not undertaking or engaging in any negotiations in response to the tender offer.
ITEM 8. Additional Information.
Not applicable.
ITEM 9. Exhibits.
Attached as Exhibit 1 is the recommendation of the subject company with respect to the tender offer.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William J. Carden (Signature)

William J. Carden Chief Executive Officer (Name and Title)

November 19, 2007 (Date)